Exhibit 99.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use and reference to our name and report evaluating a portion of oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2016, estimated using forecast prices and costs, and the information derived from our reports, in respect of the Assets (as defined in such reports) as described or incorporated by reference in the prospectus supplement dated March 29, 2017, which is incorporated by reference in the Form F-10 of Cenovus Energy Inc. (File No. 333-209490), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Keith M. Braaten

Keith M. Braaten, P. Eng.
President & CEO

Calgary, Alberta

March 29, 2017

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 | tel 403-266-9500 | gljpc.com